Name of Issues: Weirton Steel Industries
Title of Class of Securities: Common
CUSIP Number: 948774104
(1)Name of Reporting Person: Donald Smith & Co., Inc. 13-2807845
(2)Check Appropriate Box if a Member of Group:"B"
(4) Place of Organization: E. 80 Rte. 4, Paramus, NJ 07652
(5) Sole Voting Power: 2,131,600 shares
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 2,131,600 shares
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned: 2,131,600
(10)
(11) Percent of Class Represented by Amt. In Row(9): 5.2%
(12) Type of Reporting Person: IA

Exhibit 1


(22,315)  Item 1 (a) Weirton Steel
          Item 2 (b) 400 Three Springs Dr.
          Weirton, WV 26062

(22,316)  Item 2 (a) Donald Smith & Co., Inc.
          Item 2 (b) East 80 Route 4, Paramus, N. J. 07652
          Item 2 (c) Not applicable
          Item 2 (d) Common
          Item 2 (e) Cusip 948774104

(22,317)  Item 3 (e) IA

(22,318)  Item 4 (a) 2,131,600  shares owned
                 (b) 5.2% of class
                 (c) (i) 2,131,600 shares can be solely voted
                     (ii)  0 shares (shared power to vote)
                     (iii) 2,131,600 shares can be disposed
                     (iv)  0 shares (shared power to dispose)

(22,319)  Item 5  Not applicable

(22,320)  Item 6 Not applicable
(22,321)  Item 7 Not applicable
(22,322)  Item 8 Not applicable
(22,323)  Item 9 Not applicable

(22,324)  Item 10:
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 1999
Name and Title:  Paula Smith; Corporate Secretary